STOECKLEIN LAW GROUP, A PROFESSIONAL CORPORATION

 PRACTICE LIMITED TO FEDERAL SECURITIES

EMERALD PLAZA	Telephone: (619) 595-4882
402 West Broadway	Facsimile: (619) 595-4883
Suite 400	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

November 21, 2005

Via U.S. Mail and Edgar Correspondence

H. Christopher Owings

Assistant Director

Office of Emerging Growth Companies

United States

Securities and Exchange Commission

100 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Internet Acquisition Group, Inc.
Your Letter of September 23, 2005

Form SB-2

File No. 333-122563
Second Comment Response

Dear Mr. Owings:

This correspondence is in response to your letter dated September 23, 2005 in reference to our filing of the Form SB-2/A1 filed on August 25, 2005 on behalf of Internet Acquisition Group, your File No. 333-122563.

1. Please refer to comment 3 in our letter dated March 2, 2005. It does not appear that $.0034 to $.01 represents a bona fide price range. In addition, we remind you that if you choose to include a bona fide price range, the final prospectus must comply with Rule 430A. Alternatively, please revise to provide a single fixed price at which the shares are offered.

We have revised the third paragraph as follows:

The selling security holders will sell at a price per share of $0.15 until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

IAG Comment Letter

Amendment 2

Dated: November 21, 2005

2.Please eliminate the second sentence of the second paragraph, as it is inconsistent with your new third paragraph.

We have eliminated the second sentence of the second paragraph to read as follows:

The selling security holders may sell these shares from time to time after this Registration Statement is declared effective by the Securities and Exchange Commission. We will not receive any of the proceeds received by the selling security holders.

3.We note your revision on the prospectus cover page in response to comment 5 in our letter dated March 2, 2005. However, we reissue the comment here as it appears you have not made corresponding revisions. Please alert investors at the beginning of this section that there is currently no market for any of your shares, and that you cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may be sustained even if developed.

In response to your comment we have added the following paragraph to the Prospectus Cover page in addition to adding the paragraph to the Plan of Distribution. Please note the paragraph below was additionally in the section entitled Risk Factors.

Prospectus Cover:

For a description of the plan of distribution of the shares, please see page 14 of this prospectus. There is no public market for our securities. We plan to contact an authorized OTC Bulletin Board market maker for sponsorship of our securities on the OTC Bulletin Board; however, there can be no assurance that NASD will approve the inclusion of our common stock.

Risk Factors:

There is no current public market for our common stock; therefore you may be unable to sell your securities at any time, for any reason, and at any price, resulting in a loss of your investment.

IAG Comment Letter

Amendment 2

Dated: November 21, 2005

As of the date of this offering, there is no public market for our common stock. Although we plan to contact an authorized OTC Bulletin Board market maker for sponsorship of our securities on the Over-the-Counter Bulletin Board, there can be no assurance that our attempts to do so will be successful. Furthermore, if our securities are not quoted on the OTC Bulletin Board or elsewhere, there can be no assurance that a market will develop for the common stock or that a market in the common stock will be maintained. As a result of the foregoing, investors may be unable to liquidate their investment for any reason.

Plan of Distribution, original page 14

There is no public market for our securities. We intend for our stock to be quoted on the OTC Bulletin Board. We plan to contact an authorized OTC Bulletin Board market maker for sponsorship of our securities on the OTC Bulletin Board; however, there can be no assurance that NASD will approve the inclusion of our common stock. Although we have not engaged a market maker to apply for the quotation of our securities on the OTC Bulletin Board, we anticipate doing so upon registration of our securities in this prospectus. We believe it may take up to 12 months prior to receiving our quotation after submittal, if it is approved at all. Quotation of our common stock on the OTC Bulletin Board may provide for liquidity in our common stock, however there is no assurance of such liquidity.

5. We note your response to comment 4 in our letter of March 2, 2005. Please discuss the factors you considered in determining the offering price. See Item 505 of Regulation S-B.

We revised the paragraph on page 15 as follows:

We have determined the offering price to be $0.15. The offering price was determined by taking the product of multiplying our last private placement sale of $.010 times 1.5.

6. We reissue comment 16 in our letter of March 2, 2005. It appears you have made few revisions in response to the comment. Please revise the Business section to clearly and concisely explain what it is you do and how you do it, including all key details relevant to understanding your operations.

We have revised our Business section in response to your comment.

IAG Comment Letter

Amendment 2

Dated: November 21, 2005

7. We also reissue comments 1 and 19 in our letter of March 2, 2005. While we note your revisions, this plan of operations disclosure still does not appear to provide a specific business plan.

We have provided the revisions requested of the plan of operations and believe that there is sufficient detail in the plan of operations to provide investors with the quality of information required for their investment decision.

8. Please revise to include all of the disclosures required by Item 304(a) of Regulation S-B with regard to your change in accountants. State that Beckstead and Watts was dismissed, if true, and provide the date of that event. In addition, include a letter from Beckstead stating whether or not they agree with the disclosures. The letter needs to be filed as Exhibit 16 to an amended Form SB-2. See Item 304(a)(3) with respect to the letter from Beckstead.

In response to your request, please note that the company’s auditors, Jaspers + Hall, PC, are expressing no reliance on Beckstead and Watts. We do no believe that Item 304 is applicable where the new auditor expresses no reliance in its report. See Item 304(a)(1).

We have revised the disclosure on “Changes in and Disagreements with Accountants on Accounting and Financial Disclosure” as follows:

The Registrant appointed Jaspers + Hall, PC, as the Registrant's independent accountants for the year ending December 31, 2004, and the review of the balance sheet as of September 30, 2005 and the related statements of operations for the three-months and nine months ended September 30, 2005. This is a change in accountants recommended by the Registrant's Executive Management and approved by the Registrant's Board of Directors. During the most recent fiscal year and during the portion of 2005 preceding the Board's decision, neither the Company, nor anyone engaged on its behalf, has consulted with Jasper + Hall, PC regarding: (i) either the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's financial statements; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K). As the principal accountant, Jasper + Hall, PC expressed no reliance on any reports generated by the prior accountants.

IAG Comment Letter

Amendment 2

Dated: November 21, 2005

The change in accountants does not result from any dissatisfaction with the quality of professional services rendered by Beckstead and Watts, LLP, as the independent accountants of the Registrant.

9. Please revise to include all of the information required by Item 304 of Regulation S-B with respect to the engagement of new accountants. For example, disclose when you engaged Jaspers + Hall, PC and clarify if the engagement date is different than the date the Board approved the engagement. Please see Item 304(a)(2) of Regulation S-B and revise as appropriate.

As a result of our response to Comment 8 above, we believe this comment to be inapplicable to this issuer.

10.The fourth paragraph of the audit report appears to contain conditional language with respect to expressing a conclusion concerning the existence of substantial doubt about the Company’s ability to continue as a going concern. Please revise to delete the word “unless” from the fourth paragraph, or otherwise revise the wording a appropriate. A similar change should be made to the review report on page F-13. See footnote 5 of Au Section 341.

We have made the following revisions to paragraph 4 of the audit report and the review report on F13:

Changes to the Audit Report

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, conditions exists which raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Changes to the Review

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, conditions exist which raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

IAG Comment Letter

Amendment 2

Dated: November 21, 2005

11.The first paragraph of your report refers to a statement of changes in stockholders’ equity; however, the statement itself does not contain the word “changes.” Please revise to make the reference consistent with the statement.

The first paragraph of the report has been revised as follows:

We have audited the accompanying balance sheets of Internet Acquisition Group, Inc. (A Development Stage Company) as of December 31, 2004 and the related statements of operations, cash flows, and stockholders’ equity for the period January 16, 2004 (date of inception) to December 31, 2004 then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

12. In your prior filing you included disclosure stating that office services provided by a related party were immaterial. Please be aware that you are required to accure expenses for rent and donated services related to Mr. Lettau if material to an understanding of the operating results. See Staff Accounting Bulletin Topic 5 T. If the expenses that would be accrued are not material, then no change to the financial statements would be required; however, please consider how you would reflect these items in the financial statements when they do become material. If you believe the expenses are immaterial please tell us what factors you considered in reaching this conclusion or revise as necessary.

We acknowledge that when the expenses for rent and donated services become material that we will comply with Staff Accounting Bulletin Topic 5 T. However, at this time we do not believe that the expenses are material based upon the frequency of use of either the facilities or the time spent by Mr. Lettau.

13. Please explain to us how you considered each of the factors in EITF 99-19 in concluding revenue recognition on a gross basis is appropriate. In your response, please address the disclosure that you do not own any of the products or inventory featured on the websites.

IAG Comment Letter

Amendment 2

Dated: November 21, 2005

We acknowledge your comment and have further reviewed all disclosures throughout the document relating to our revenue activities. Upon conclusion of this review, we concur our disclosure requires revision. As of the reporting period, we have not earned nor recognized revenues from operations. We have revised our revenue recognition disclosures as follows:

EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent” defines specific indicators by which we evaluate our treatment and recognition of revenue. Pursuant to EIFT 99-19 indicators, we record net revenue for all online sales.

We maintain working relationships with suppliers who direct ship to all customers ordering products via our website. Each supplier receives payment directly from the customer. At the time of each sale, we recognize a predefined portion of each sale as revenue.

14. We note your reference to SFAS 121. Please refer to SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and revise as necessary.

We acknowledge your comment on our disclosure of policies related to Long-Lived Assets. As of the date of the financial report, we did not have long-lived assets nor did we record impairment. Therefore, we have revised our disclosure and will provide such disclosure in our future filings as follows:

LONG-LIVED ASSETS

SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” requires all property, plant and equipment, and purchased intangibles subject to amortization be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We measure recoverability by comparing the carrying amount of an asset to its estimated undiscounted future cash flows as expected to result from its use and eventual disposition. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying value of the asset exceeds its fair value.

IAG Comment Letter

Amendment 2

Dated: November 21, 2005

Assets to be disposed of are separately presented on the balance sheet and reported at the lower of their carrying amount of the fair value less costs to sell, and are no longer depreciated.

15. The first paragraph of the report on page F-13 refers to an accompanying Securities and Exchange Commission Form 10-QSB. This does not appear to be a proper reference. Please revise or advise.

The first paragraph of the report on page F-13 has been revised as follows:

We have reviewed the accompanying balance sheet of Internet Acquisition Group, Inc. as of September 30, 2005 and the related statements of operations for the three-months and nine-months ended September 30, 2005 and cash flows for the nine-months ended September 30, 2005. These financial statements are the responsibility of the Company’s management.

16. We reissue comment 27 in our letter of March 2, 2005. Please provide more detail with respect to the unregistered sales described under Issuance to Consultants and the second paragraph of Other Issuances and Sales.

We have revised the section referenced as follows:

Issuance to Officers and Directors

During January 2004, the Company issued 41,270,000 of its $0.001 par value common stock at $0.001 per share to its founder in exchange for services valued at $41,270.

We believe that the issuances of the shares described above were exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2). Mr. Lettau, because of his position with our company, was deemed to be an accredited investor, as such term is defined in rule 501(a) of Regulation D promulgated under the Securities Act of 1933. The shares were issued directly by us and did not involve a public offering or general solicitation. There were no commissions paid on the issuance of the shares.

Issuance to Consultants

During January 2004, the Company issued 3,400,000 of its $0.001 par value common stock at $0.001 per share for consulting services valued at $3,400. The consultant, Ms. Marsha Carnes, a business associate of our President, introduced us to various web

IAG Comment Letter

Amendment 2

Dated: November 21, 2005

designers and online vendors, introduced us to both legal counsel, accountants, and investors based in Bermuda and the Caribbean islands. Ms. Carnes had a pre-existing relationship the investors. We believe that the issuance of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2). The shares were issued directly by us and did not involve a public offering or general solicitation. The recipient of the shares was afforded an opportunity for effective access to files and records of our company that contained the relevant information needed to make his investment decision. We reasonably believed that the recipient, immediately prior to issuing the shares, had such knowledge and experience in our financial and business matters that she was capable of evaluating the merits and risks of her investment. The recipient had the opportunity to speak with our management on several occasions and was placed in the position of understanding and verifying for herself all of the relevant facts pertaining to his investment decision. There were no commissions paid on the issuance and sale of the shares.

Other Issuances and Sales

During January 2004, the Company issued 1,373,630 of its $0.001 par value common stock at $0.001 per share for legal services valued at $1,374. We believe that the issuance of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2). The shares were issued directly by us and did not involve a public offering or general solicitation. The recipient of the shares was afforded an opportunity for effective access to files and records of our company that contained the relevant information needed to make his investment decision. We reasonably believed that the recipient, immediately prior to issuing the shares, had such knowledge and experience in our financial and business matters that he was capable of evaluating the merits and risks of his investment. The recipient had the opportunity to speak with our management on several occasions prior to his investment decision. There were no commissions paid on the issuance and sale of the shares.

From February to March 2004, the Company completed a private placement that was offered without registration under the Securities Act of 1933, as amended (The “Act”), in reliance upon the exemption from registration afforded by sections 4(2) and 3(b) of the Securities Act and Regulation D promulgated thereunder. The Company sold 23,920,000 shares of its $0.001 par value common stock for a total amount raised of $81,020. The Company filed its Form D for the transaction on May 11, 2004 pursuant to an exemption provided by Regulation D 504, in that there was no general solicitation for the sale of the securities and the total investment when aggregated with other securities sales did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before and during the Rule 504 offering.

IAG Comment Letter

Amendment 2

Dated: November 21, 2005

With respect to each transaction listed above, no general solicitation was made by either the Registrant or any person acting on its behalf. All such securities issued pursuant to such exemptions are restricted securities as defined in Rule 144(a)(3) promulgated under the Securities Act, appropriate legends have been placed on the documents evidencing the securities, and may not be offered or sold absent registration or pursuant to an exemption therefrom.

Respectfully Submitted,

/s/ Donald Stoecklein

 Donald J. Stoecklein